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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NeoMagic Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value
(Title of Class of Securities)

640497103
(CUSIP Number of Class of Securities' Underlying Common Stock)

Stephen T. Lanza
Chief Financial Officer
NeoMagic Corporation
3250 Jay Street
Santa Clara, California 95054
(408) 988-7020
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Michael J. Danaher, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$4,988,823.30	$458.97(1)

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,283,000 shares of common stock of NeoMagic Corporation having an aggregate value of $4,988,823.30 as of February 14, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92.00 for each $1,000,000 of the value of the transaction.

(1)
Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐ third party tender offer subject to Rule 14d-1.

        ☒ issuer tender offer subject to Rule 13e-4.

        ☐ going-private transaction subject to Rule 13e-3.

        ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 14, 2003, relating to an offer by NeoMagic Corporation, a Delaware corporation ("NeoMagic" or the "Company"), to exchange options to purchase an aggregate of 1,283,000 shares of the Company's common stock, whether vested or unvested, that have been granted prior to January 1, 2000 under its 1993 Stock Plan and 1998 Nonstatutory Stock Option Plan and that are held by eligible employees.

Item 1.    Summary Term Sheet.

        The information set forth under Item 4(a) hereto is incorporated herein by reference.

Item 4.    Terms of the Transaction.

  (a)
  Material Terms.

        Item 4(a) is hereby amended to add the following supplemental information:

        The New Options shall provide that if the employment of a recipient of a New Option is terminated by the Company without cause after such New Option is granted, any unvested shares subject to such New Option shall vest and become fully exercisable upon the date of such termination without Cause. "Cause" shall mean: (i) optionee's failure to perform his or her assigned duties or responsibilities as an employee (other than a failure resulting from the optionee's permanent disability) after notice thereof from the Company describing optionee's failure to perform such duties or responsibilities; (ii) optionee engaging in any act of dishonesty, fraud or misrepresentation; (iii) optionee's violation of any federal or state law or regulation applicable to the Company's business; (iv) optionee's breach of any confidentiality agreement or invention assignment agreement between optionee and the Company; or (v) optionee being convicted of, or entering a plea of nolo contendere to, any crime or committing any act of moral turpitude.

Item 12.    Exhibits.

        Item 12 is hereby amended to add the following exhibit:

        (a)(1)(j)  Letter from Stephen T. Lanza dated February 25, 2003.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

NEOMAGIC CORPORATION
/s/ STEPHEN T. LANZA Stephen T. Lanza Senior Vice President, Operations and Business Development and Chief Financial Officer

Date: February 25, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(j)	Letter from Stephen T. Lanza dated February 25, 2003.

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  Item 1. Summary Term Sheet.
  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS